Exhibit 99.2

EXTENSION AGREEMENT

This Extension Agreement, dated as of April 1, 2022 (the “Extension”), is made by and among JIUZI HOLDINGS INC., an exempted company incorporated under the laws of the Cayman Islands whose principal executive office is at No.168 Qianjiang Nongchang Gengwen Road, 15th Floor, Economic and Technological Development Zone, Xiaoshan District, Hangzhou City, Zhejiang Province, People’s Republic of China 310000 (the “Company”), and YA II PN, LTD., an exempted company incorporated under the laws of the Cayman Islands whose registered office is at the offices of Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, George Town, Cayman Islands exempted limited partnership (the “Investor”). Capitalized terms used and not defined in this Extension have the respective meanings assigned to them in the Agreement.

WHEREAS, the parties entered into a Registration Rights Agreement, dated as of December 3, 2021 (the “Agreement”);

WHEREAS, pursuant to the Agreement, the Company filed an initial registration statement on Form F-1 on December 30, 2021, and an amendment No. 1 to such Form F-1 on February 1, 2022 (as may be further amended or any superseding registration statement thereto, the “Registration Statement”) for the resale of ordinary shares underlying the convertible debenture held by the Investor;

WHEREAS, pursuant to Section 2(e) of the Agreement, if the Registration Statement is not declared effective on or prior to the Effectiveness Deadline (as defined in the Agreement) then the Company shall be in breach of the terms and conditions of the Agreement and such Event shall be deemed an event of default under the Convertible Dentures.

WHEREAS, the Effectiveness Deadline was previously April 2, 2022, the 120th calendar day following the date of the Agreement.

WHEREAS, the Company has requested, and the Investor has agreed, on the terms and conditions set forth in this Extension, to extend the Effectiveness Deadline on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. Capitalized terms used and not defined in this Extension have the respective meanings assigned to them in the Agreement.

2. Extension of Deadline. The parties hereby agree to extend the Effectiveness Deadline from April 2, 2022 to June 2, 2022.

3. Miscellaneous.

(a) This Extension shall inure to the benefit of and be binding upon each of the parties and each of their respective successors and assigns.

(b) This Extension may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Extension electronically shall be effective as delivery of an original executed counterpart of this Extension.

(c) This Extension constitutes the sole and entire agreement of the parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

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IN WITNESS WHEREOF, the Parties have executed this Extension on the date first written above.

COMPANY:

JIUZI HOLDING INC.

By:	/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer

INVESTOR:

YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

	By:	/s/ Matt Beckman
	Name:	Matt Beckman
	Title:	Member